Exhibit 12

PHILLIPS 66 PARTNERS LP

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	March 31	Year Ended December 31
	2014	2013*	2012*	2011*
Earnings Available for Fixed Charges
Income before income tax	$28.3	100.2	61.4	63.5
Fixed charges	0.5	0.3	—	—
	$28.8	100.5	61.4	63.5

Fixed Charges
Interest and expense on indebtedness	$0.5	0.3	—	—
	$0.5	0.3	—	—
Ratio of Earnings to Fixed Charges	57.6	335.0	N/A	N/A
* Prior-period financial information has been retrospectively adjusted for the Gold Line/Medford Acquisition.